MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11 December 2003, the Company filed with the London Stock Exchange an announcement regarding the appointment of a new Group Finance Director and the 2003 Results of MyTravel Group plc.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 12/16

11 December 2003

MyTravel Group plc

MyTravel appoints a new Group Finance Director

MyTravel Group plc is pleased to announce the appointment of John Allkins as Group Finance Director and a member of the main board. He joins MyTravel with immediate effect.

Before joining MyTravel, John for eight years was Chief Financial Officer of Equant NV, the NYSE and Euronext-listed company that runs one of the world's largest data communications networks. Previously he spent nine years at BT Group plc in a variety of senior finance positions.

Commenting on the appointment Peter McHugh, Chief Executive of MyTravel said; "John Allkins has an outstanding record in senior financial roles culminating in eight years as finance director of Equant. He guided Equant from its inception through its successful stock market flotation, to its acquisition by France Telecom, alongside a tenfold increase in revenues. Among his achievements at Equant, he established and ran high quality financial systems and processes, he secured large-scale debt and equity finance for the company, and he led a successful programme to drive profitability and conserve working capital in a difficult business environment. I'm delighted that in John we have been able to appoint such an experienced and highly regarded professional to join our management team in this critical role.

"I am also grateful to John Darlington, Restructuring Officer, who has been acting as interim Chief Financial Officer. John will now be able to turn his full attention to the restructuring of the UK charter and distribution business."

Ends

Enquiries

Brunswick 020 7404 5959

Fiona Antcliffe/Sophie Fitton/Roderick Cameron

There are no matters relating to John Allkins which would require disclosure under paragraph 6.F.2 (b) to (g) of the Listing Rules

Notes To Editors

John Allkins, 54, is a Fellow of the Chartered Institute of Management Accountants (FCMA). He trained with the Ford Motor Company and MANWEB. He worked as a divisional finance director with ITT/STC. From 1986 to 1995, he held a number of senior finance positions with BT, most recently as Director of Financial Controls for its 66,000 employee Worldwide Networks Division. He joined Equant NV in 1995, as Chief Financial Officer and served as one of its three-strong Management Board.

11 December 2003

MyTravel Group plc

Results for the year ended 30 September 2003

- Operating loss* of £358.3m (2002: £20.4m) includes a significant amount of non-comparable items. (Interim operating loss* was £282.7m)

- Review of Group balance sheet results in £359.3m exceptional write-off, contributing towards total exceptional items of £472.7m

- Loss on ordinary activities before tax of £910.9m (2002: £72.8m)

- £1.3 billion of debt and facilities refinanced to at least May 2006 and £221.6m of Convertible Bonds extended to January 2007

- John Allkins appointed Group Finance Director – see separate announcement

Trading

- Bookings and margins for winter 2003/04 in line with expectations

- Bookings for summer 2004 in line with industry; margins improved on last year

Outlook

- Action taken to implement turnaround plan based on Strategic Review; cost savings ahead of schedule and now expected to exceed originally identified £150m in 2005

- Post year end disposals to raise in excess of $250m (c. £144m)

- Group targeting significant improvement in 2004 and return to profitability in 2005

OPERATING LOSS*

	2003 £m	2002 £m
UK	(325.4)	(24.1)
Northern Europe	(4.0)	6.7
North America	(0.1)	21.1
Group Continuing Operations	**(329.5)**	**3.7**
Germany	(36.1)	(31.2)
Group	**(365.6)**	**(27.5)**
Joint Ventures & Associates	7.3	7.1
Group & share of JV's and Associates	**(358.3)**	**(20.4)**

* The operating loss includes the income from Joint ventures and associates and is stated before exceptional items and goodwill.

The 2003 operating loss after goodwill amortisation of £26.9m and exceptional operating items of £373.9m was £759.1m.

Peter McHugh, Chief Executive, MyTravel Group plc said:

"2003 has been an extremely poor year for MyTravel, resulting in an operating loss of £358.3m before exceptional items and goodwill. This very disappointing result was due to a combination of factors. A significant proportion of this operating loss was due to legacy and one-off issues. Furthermore, the Group's structural issues prevented us from responding effectively to an extremely tough trading environment. Finally, our performance was further exacerbated by poor management information systems, which impacted our ability to make reliable forecasts and take appropriate action.

"During the year, we formulated a strategic plan which identified actions which had to be achieved to turn around the business – reducing the proportion of fixed costs, improving utilisation of assets and restructuring the UK charter and distribution

business. We are vigorously implementing these actions. However, it is clear that we had significantly under-estimated the extent of the UK restructuring issues and the scale of the turnaround required is larger than originally envisaged.

"We have made significant progress in implementing the actions that will underpin the turnaround. We have substantially de-risked the business. We have extended the maturity of our financing to May 2006. We have substantially improved our management information systems. Our approach to trading is more rigorous. We are ahead of schedule on delivering cost savings and believe they are now likely to exceed the originally identified £150m in 2005.

"Bookings for winter 2003/04 are currently in line with our expectations, with margins improved over the prior year. Bookings for summer 2004 are currently down on the prior year but in line with the rest of the industry. Summer margins are better than the prior year. Although the Group faces significant challenges, which will take time to overcome, the turnaround can be achieved, and we are working towards a significant improvement in 2004 and a return to profitability in 2005."

Enquiries:

MyTravel Group plc		**Today**	**020 7404 5959**
		Thereafter	**0161 232 6523**
Peter McHugh	Chief Executive Officer		
John Darlington	Chief Financial Officer		

Brunswick **020 7404 5959**

Fiona Antcliffe

Sophie Fitton

Roderick Cameron

There will be an analyst meeting at 9.30am at Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB.

OPERATING REVIEW

Trading performance

MyTravel made an operating loss for the year of £358.3m before exceptional items and goodwill. Of the deterioration year on year of £337.9m, management estimates that a significant part relates to non-comparable items most of which occurred in the UK business.

Specific items in the current year amounting to £65.7m, which are non-comparable, comprise the effects of foreign exchange rates (£24.2m), business disposals (£13.3m), administration costs associated with the refinancing of the Group's borrowing facilities (£16.6m), the effect of charging the cost of guaranteed accommodation on a straight line basis as explained last year (£8.4m) and the state aid to airlines received last year following September 11 (£3.2m).

Other non-comparable items relate to a range of mainly balance sheet (non-cash) items where changes in circumstances during the year, including the more focused strategy developed following the Strategic Review and the subsequent restructuring of the Group, have led management to review and re-assess the carrying value of those balance sheet items, both assets and liabilities. The Board has taken a more conservative approach to measuring the Group's financial performance than under past circumstances and this also had a significant impact on these results.

The external trading environment was exceptionally difficult in all our markets – the UK, Northern Europe and North America. The Iraq war deterred people from travelling overseas in all three markets; the SARS epidemic had a severe impact on trading in Canada; and unusually hot weather in the UK and Scandinavia depressed demand for foreign holidays. The Group's structural issues prevented us from responding effectively to this trading environment.

The UK contributed almost all of the underlying trading deterioration. The Group's performance was exacerbated by poor management information systems, which impacted our ability to make reliable forecasts and take appropriate action. Poor pricing decisions made in 2002 and weaker than expected trading in the late summer

period contributed to lower margins, despite a reduction in capacity. Cost control lapses in the airline also had an adverse impact on margins.

Refinancing and disposals

During the year we have made good progress with the implementation of the strategic plan for the turnaround of the Group. In June we announced the refinancing of £1.3 billion of debt and contingent facilities to at least May 2006. In September we secured the agreement of convertible bondholders to extend the maturity of the bonds (£221.6m) to January 2007. We also obtained the consent from our lenders to retain the proceeds of planned disposals within the Group, and since October we have agreed the sale of four major US businesses for a total of more than $250m gross cash proceeds (c. £144m). Three of these disposals, WCT, US Cruise and Lexington, completed in November 2003 realising $171m of gross cash (c. £99m). The sale of Auto Europe is expected to complete later this month.

In addition, we have also recently completed the disposal of a number of high-risk, loss-making businesses, including the Group's German and Polish operations, and SunTrips and Vacation Express in the US. These disposals resulted in an exceptional loss of £75.6m in the year just ended.

Current trading

Bookings for winter 2003/04 are currently in line with our expectations, with margins improved over the prior year. Bookings for summer 2004 are currently down on the prior year but in line with the rest of the industry and margins are better than the prior year.

Bookings in our UK charter businesses for winter 2003/04 are 17% down year on year, but with selling prices currently 10% better. The reduction in bookings largely reflects the reduced capacity on sale. Although it is still early, bookings for summer 2004 are satisfactory and at acceptable margins.

Bookings in our Northern European charter business for winter 2003/04 are 11% down year on year but with selling prices currently 5% better. The reduction in

bookings reflects the reduced capacity on sale. Brochures for summer 2004 have only recently been launched.

Charter bookings in North America for winter 2003/04 are currently 11% ahead of the prior year and selling prices are 3% down. Summer 2004 brochures have only recently been launched.

Outlook

During the year, we formulated a strategic plan which identified actions which had to be achieved to turn around the business – reducing the proportion of fixed costs, improving utilisation of assets and restructuring the UK charter and distribution business. We are vigorously implementing these actions. However, it is clear that we had significantly under-estimated the extent of the UK restructuring issues and the scale of the turnaround required is larger than originally envisaged.

We have made significant progress in implementing the actions that will underpin the required turnaround. We have retired our older aircraft and increased the utilisation of our fleet. The level of guaranteed accommodation particularly in our UK business has been reduced and we have improved our flexibility to respond to changes in market conditions. Further actions in these areas are planned.

The sale of Germany and other loss-making businesses has reduced risk. In the UK, we are integrating nine of the businesses including Airtours Holidays, MyTravel Airways UK, Going Places and other distribution channels, with the aim of simplifying the structure and the accounting. We have substantially improved our management information systems. Our approach to trading is more rigorous. We have significantly upgraded our yield management process in the UK. We are ahead of schedule on delivering cost savings and believe they are now likely to exceed the originally identified £150m in 2005. Finally, we continue to focus on cash management.

It will take time for these measures to have a significant effect on our financial results. In the short to medium term, the Group's earnings and cash flows will remain subject to significant risk due to the high fixed cost structure and high levels of indebtedness

and we will have to continue to manage our resources carefully. Although the Group still faces significant challenges, which will take time to overcome, with the cash generated from the US disposals and the measures outlined above, the Board believes that the turnaround can be achieved, and we are working towards a significant improvement in 2004 and a return to profitability in 2005.

FINANCIAL REVIEW

Group Results

Operating results before exceptional items and goodwill amortisation

Turnover, including our share from Joint ventures and associates was £4,225.3m (2002: £4,413.3m). The reduction year on year reflects the reduced capacity on sale and lower average selling prices achieved.

The operating loss in the year, before exceptional items and goodwill, was £358.3m (2002: loss of £20.4m).

Exceptional items and goodwill amortisation

Total net exceptional costs in the year amounted to £472.7m (2002: £28.4m). Of this, £373.9m has been classified as exceptional operating items in the Group results and includes £359.3m as a result of our comprehensive review of the carrying value of goodwill and certain other assets in the Group consolidated balance sheet.

In addition, £22.5m has been classified as exceptional finance charges and relates to advisory costs incurred in securing the refinancing of the Group during the year.

The remaining £76.3m has been classified as non-operating exceptional items. During the year, the Group disposed of some of its non-core businesses, including its operations in Germany and Poland, Leger Holidays, MyTravel Financial Services and London Travel Service in the UK, and the Oasis Lakes vacation ownership resort in the US. These disposals resulted in a net exceptional loss for the Group of £75.6m, including £81.4m loss relating to the disposal of our German operations and £6.1m profit on the disposal of MyTravel Financial Services.

A segmental analysis of all of the exceptional items is given in the notes to the accounts included with this announcement.

Goodwill amortisation in the period amounted to £26.9m (2002: £32.5m). The reduction year on year reflects both the disposal of certain businesses and the reduction in carrying value following the balance sheet review.

Finance charges before exceptional items

Net finance charges before exceptional items in the year were £53.0m (2002: net finance income of £8.5m). Included in the net charge for 2003 is £25.5m in respect of the refinancing of the Group in November 2002 and June 2003. Of this amount, £12.7m relates to upfront and amendment fees; £9.0m to increased margins and recurring fees; £2.1m to the accelerated non-cash write-off of set-up costs on the original facilities; and £1.7m represents accruals for success fees and make-whole payments that will arise in May 2006 or, if earlier, the date the respective facilities are refinanced.

The classification of the Group's Minority Interest Preference Shares (MIPS) to debt during the year has also resulted in £11.5m of interest payable that would previously have been classified as non-equity minority interest dividends. In addition, the prior year finance income figure included a £9.3m foreign exchange gain (2003: £1.0m) arising on the transfer of three aircraft from operating leases to finance leases, together with £4.9m profit on the buy-back of Convertible Bonds. Adjusting for all of the above, the underlying increase in finance charges year on year was £11.3m and reflects increased borrowings and lower cash balances in the Group.

Taxation

The tax credit in the year on the loss on ordinary activities amounted to £2.8m (2002: £29.5m). Tax payable in overseas subsidiaries has been offset by prior year credits in the UK. No credit has been taken for £640m of current year losses.

Loss per share and dividends

Basic and diluted loss per share before exceptional items and goodwill was 85.96p (2002: 1.08p).

Given the poor trading results reported here and the restrictions placed upon us as a result of the refinancing of the Group's revolving credit facility, the Board will recommend that no final dividend should be paid. As a result, the total dividend for the year will be nil p (2002: 2.00p).

Segmental Review of Operating Results

Continuing operations

UK

Turnover from our UK businesses fell by 5% in the year to £2,340.5m (2002: £2,473.4m). The reduction year on year partly reflects a 12% reduction in risk capacity on sale for the financial year, which was implemented following the poor trading in the prior year.

The operating loss before exceptional items and goodwill was £325.4m (2002: £24.1m). The results are significantly affected by the non-comparable items described in the Operating Review, most of which impact on the UK segment.

External factors which impacted the whole travel industry, including the war in Iraq, adversely affected customers' appetite to book early for summer 2003, particularly in the peak booking period of January to March. In addition, the unusually good summer weather at home meant that people were not motivated to book holidays abroad. The second half operating performance was also adversely impacted by lower margins on brochure-priced holidays than had been expected (due to poor pricing decisions taken last year, for the summer 2003 programme) and cost control lapses in the UK airline.

The simplification of the UK structure and the actions already taken to reduce risk, both of which are detailed in the Operating Review, should ensure that we are well placed to prevent such internal issues from recurring and are better placed to deal with future changes in market conditions.

Other Europe

At 30 September 2003, the Group disposed of its loss-making business in Germany. The Other Europe continuing segment now consists only of our continuing operations in Northern Europe. The results of our German operations have been reclassified to discontinued operations.

Other Europe - Northern Europe

Turnover from our Northern European operations amounted to £886.4m (2002: £914.6m), a reduction of £28.2m, or 3% year on year. Turnover in local currency has, however, declined by 12%, reflecting the reduction in capacity on sale for the financial year. Demand was significantly impacted by the war in Iraq, the strength of the euro, and the exceptionally good summer weather in Scandinavia which encouraged many potential customers to holiday within the region.

The operating loss before exceptional items and goodwill was £4.0m (2002: profit of £6.7m). The adverse variance year on year of £10.7m comprises mainly non-comparable items as described in the Operating Review. The remaining trading deterioration reflects the lower sales volumes and poor utilisation of guaranteed accommodation. Reduced expenditure on marketing and lower overhead costs only partially mitigated the reduction in margin.

North America

Reported turnover from our North American operations amounted to £565.6m (2002: £568.6m). In local currency, however, turnover has increased by 9%, reflecting the increased capacity and selling prices in our charter operations.

The operating loss before goodwill and exceptional items amounted to £0.1m (2002: profit of £21.1m). The adverse variance year on year of £21.2m includes a significant proportion of non-comparable items as described in the Operating Review. Trading in the second half of last year showed the signs of recovery from the events of 11 September, which continued into the first half of 2003. However, the Iraq war and economic uncertainty halted the recovery in early spring. Security concerns resulted in unwillingness amongst customers to book holidays too far in advance of travel, leading to downward pressure on margins. In particular, there was a drop in demand for travel to Europe as a result of terrorist threats and the weakening of the dollar against the euro which adversely impacted mix and margin. The SARS epidemic also severely impacted trading in our Canadian operations.

Joint Ventures & Associates

Joint ventures and associates consist of Hotetur, Tenerife Sol, our credit card joint venture and our investment in Aqua Sol. During the year these businesses contributed £7.3m to operating profit before exceptional items and goodwill (2002: £7.1m). The increase year on year is attributable to improved performance in Hotetur and Tenerife Sol, offset by a deterioration in Aqua Sol where occupancy of the hotels it operates in the Eastern Mediterranean suffered as a result of the war in Iraq and continued terrorism threats in the Middle East.

Discontinued operations

Other Europe - Germany

On 30 September 2003, the Group disposed of its German operations, Frosch Touristik GmbH. This business has been classified as a discontinued operation in the Group's profit and loss account and the prior year has been restated accordingly.

Turnover in the year in our German operations was £397.7m (2002: £422.6m), a reduction of £24.9m, or 6% year on year. The conflict in Iraq, together with weak economic conditions in Germany, significantly affected people's willingness to travel, putting pressure on both volumes and prices. This was offset by the benefits of the cost reduction programme introduced last year. The impact of the strong euro on translation resulted in an increased operating loss before exceptional items and goodwill of £36.1m (2002: £31.2m).

Balance sheet

Net liabilities at 30 September 2003 were £672.6m compared with net assets at 30 September 2002 of £386.7m. The change year on year largely reflects the losses in the year, including the impact of our balance sheet review, and the classification of the MIPS as long term borrowings.

Balance sheet review

During the first half of the year, the Group undertook a review of the carrying value of goodwill and certain other assets in the Group consolidated balance sheet. The completion of our Strategic Review, planned reductions in future capacity, and decisions made regarding the future utilisation of certain assets required us to re-

evaluate the carrying values. As a result of these factors, we made non-cash write-downs and provisions at the half year amounting in aggregate to £283.6m. The largest elements of this related to provisions in respect of the carrying value and future obligations for certain aircraft and cruise ships and to reductions in the carrying value of goodwill and investments.

The carrying value of goodwill and other investments was reduced by £131.6m. Of this £67.7m related to our German operations which have been disposed of at 30 September 2003, resulting in a loss on disposal of £81.4m. The carrying value of certain other investments and goodwill was reduced by £63.9m. A provision of £105.1m was made in respect of certain cruise ships and aircraft to reflect changes to the market value of these assets and their earning potential. The remainder of the write-downs and provisions of £46.9m related to the realisable value of a number of assets, including certain non-core properties.

Following the half year review, the Group has revisited the balance sheet review exercise in the light of more up-to-date information, resulting in additional write-downs and provisions of £75.7m. The Group's decision to permanently withdraw the DC10-10 aircraft from service at the end of the summer 2003 season resulted in further impairments and provisions of £24.9m. The re-calculation of the carrying value of our remaining aircraft fleet and cruise ships assets in the light of more up-to-date information on market values and future expected operating performance resulted in a reduction in the provisions made at the half year of £15.7m. In addition, the carrying value of goodwill and investments in certain of the US and hotel businesses was re-assessed resulting in further impairments of £62.2m.

Classification of MIPS

During the year, the Board reviewed the treatment in the Group's consolidated balance sheet of the 7.51% undated preference shares issued by Airtours Channel Islands Limited. This financing is provided by a group of banks and required refinancing by November 2004. The refinancing has been dealt with as part of the overall £1.3 billion refinancing and has consequently now been extended to May 2006.

As a result of modifications to the arrangements, which have been made since the last financial year end, the MIPS have been classified as creditors due after one year in the balance sheet of 30 September 2003. The impact on the balance sheet is to reduce net assets by £208.3m. The impact on the profit and loss account for the year has been to classify £11.5m of the dividend payable in the period as interest payable. All future dividends payable (£15.8m annually) will be treated as an interest expense in the Group's accounts.

Cash balance and cash flow

Net cash outflow from operating activities in the year amounted to £109.4m compared with an inflow in the prior year of £9.9m. This reflects the increased operating losses suffered, offset by the continued careful management of working capital resources. Other major cash outflows during the year include £78.4m on the purchase of essential tangible fixed assets; a net £56.1m outflow from interest and finance charges; and £34.9m of finance lease capital and interest payments. Inflows in the period included £29.9m from the sale of fixed assets. In addition, £220.0m was borrowed under the Group's revolving credit facility.

As a result of the above, cash and deposits at 30 September 2003 were £254.9m (2002: £292.7m). Careful cash management will continue to be a key focus for the Group in the future.

Refinancing

In June 2003, the Group secured the refinancing of £1.3 billion of facilities. The facilities refinanced include:

- £250m revolving credit facility;
- £400m bonding facility;
- US$100m (£60.2m) US private placement ("USPP");
- £210m MIPS; and
- certain bilateral facilities for the issue of letters of credit, guarantees, bonds and similar instruments and certain leasing transactions.

The maturity date of the above facilities, to the extent that they would mature or fall due to be redeemed prior to 31 May 2006, has been extended to at least 31 May 2006. The USPP will also now mature on 31 May 2006. The financial covenants have also been amended to better reflect the Group's revised business expectations. Most decisions of the banks and other creditor institutions under these facilities require a $66^2/_3$% majority by commitment across all facilities, apart from certain matters which require 100% agreement.

An amendment fee of up to 1% was paid in respect of each of the facilities. A success fee is payable on the maturity date, or if earlier, the date on which such facilities are refinanced. The success fee (which is payable in cash, or at the Company's option, in shares) is based on a percentage of the increase, from a base of £40m, in the Company's market capitalisation. Such percentage starts at 2.5% (as at 6 December 2003) and increases to approximately 15% by May 2006 on a straight line basis and is subject to a cap on the total fee payable of £65m. In addition, the USPP holders are entitled to a make-whole payment as a result of the repayment prior to the original maturity date of that debt. No new securities or guarantees have been granted as part of the refinancing arrangements.

Revisions to the June refinancing agreement were announced on 29 September 2003. The revised terms include the payment of an additional consent fee on the maturity of the facilities in May 2006 or, if earlier, the date on which such facilities are refinanced. The consent fee (which is payable in cash, or at the Company's option, in shares) is based on a percentage of the increase, from a base of £50m, in the Company's market capitalisation. Such percentage starts at zero (at 29 September 2003, the date of signing) and increases to approximately 13.5% by May 2006 on a straight line basis. In return, the lenders consented to the retention by the Company of the proceeds arising on certain disposals (including the US Cruise, Auto Europe and WCT disposals) and agreed to the amendment of certain covenants.

In addition to the above, in September 2003, agreement was reached to refinance the Group's £221.6m of Convertible Bonds. As a result of the amendment to the terms of the bonds:

- the maturity date was extended from 5 January 2004 to 5 January 2007;
- the interest rate was increased from 5.75% to 7.00% per annum;
- a success fee calculated on an equivalent basis to that under the refinancing referred to above (subject to a cap on the total fee payable of £11m) is payable (in cash, or at the Company's option, in shares) on the earlier of the date on which the Bonds have been redeemed in full and 5 January 2007. The success fee will be zero if the Bonds are redeemed in full prior to 16 March 2004;
- 22,164,779 shares were issued to bondholders on 21 October 2003 in exchange for approximately £2.2m of Bonds; and
- 93,089,831 warrants to subscribe for shares at a price of 10p per share were issued to bondholders on 21 October 2003, of which 27,325,279 have been exercised to date.

The total costs incurred in 2003 in relation to the Group's refinancing were £64.6m, of which £4.6m represents non-cash write-downs and accruals, and £44.4m represents upfront fees and advisory costs. Management estimate that the annualised recurring incremental costs associated with the refinancing will be approximately £41m, including £14m of non-cash accruals for success fees and the USPP make-whole payments.

Change of accounting reference date

The Board has decided in principle that it will change the accounting reference date to 31 October so that the current reference period will cover thirteen months. This change will give the Company a financial year end that ends at the same date as the summer season. The change will be confirmed when the Company has obtained the required approval of certain of its lenders.

Group Profit and Loss Account

Year ended 30 September		Pre-goodwill and exceptional operating items 2003 £m	Total 2003 £m	Pre-goodwill and exceptional operating items 2002 £m	Total 2002 £m
Turnover: Group and share of joint ventures'					
Continuing operations		3,827.6	3,827.6	3,990.7	3,990.7
Discontinued operations		397.7	397.7	422.6	422.6
		4,225.3	4,225.3	4,413.3	4,413.3
Less: share of joint ventures' turnover					
Continuing operations		(35.1)	(35.1)	(34.1)	(34.1)
Group turnover		**4,190.2**	**4,190.2**	**4,379.2**	**4,379.2**
Cost of sales		(3,774.4)	(3,800.0)	(3,731.0)	(3,760.5)
Gross profit		**415.8**	**390.2**	**648.2**	**618.7**
Net operating expenses pre-goodwill amortisation		(781.4)	(1,102.7)	(675.7)	(680.1)
Goodwill amortisation			(25.6)		(30.7)
Net operating expenses		(781.4)	(1,128.3)	(675.7)	(710.8)
Operating (loss)/profit					
Continuing operations		(329.5)	(619.1)	3.7	(52.0)
Discontinued operations		(36.1)	(119.0)	(31.2)	(40.1)
Group operating loss		**(365.6)**	**(738.1)**	**(27.5)**	**(92.1)**
Income from interests in joint ventures and associates					
Joint ventures	- continuing operations	6.2	6.2	5.2	5.2
	- exceptional operating items		(9.5)		-
	- goodwill amortisation		(1.0)		(1.2)
Associates	- continuing operations	1.1	1.1	1.9	1.9
	- exceptional operating items		(17.5)		-
	- goodwill amortisation		(0.3)		(0.6)
Group and share of joint ventures' and associates' operating loss		**(358.3)**	**(759.1)**	**(20.4)**	**(86.8)**
Exceptional items					
Profit/(loss) on sale of subsidiary undertakings					
	- continuing operations		5.8		9.6
	- discontinued operations		(81.4)		-
Profit/(loss) on sale of tangible fixed assets					
	- continuing operations		1.9		0.6
	- discontinued operations		(0.2)		(0.4)
Provision for losses on terminated operations			-		(2.5)
Losses on terminated operations			(2.4)		(2.6)
Less utilisation of provision			-		0.8
Loss on ordinary activities before finance charges			**(835.4)**		**(81.3)**
Finance charges (net)					
Group			(51.9)		9.8
Exceptional finance charges			(22.5)		-
Joint ventures and associates			(1.1)		(1.3)
Loss on ordinary activities before tax			**(910.9)**		**(72.8)**
Tax on loss on ordinary activities			2.8		29.5
Loss on ordinary activities after tax			**(908.1)**		**(43.3)**
Equity minority interests			(0.4)		(0.1)
Non-equity minority interests			(4.7)		(16.7)
Loss for the financial year			**(913.2)**		**(60.1)**
Dividends			-		(9.8)
Transfer from reserves			**(913.2)**		**(69.9)**

	Total 2003	Total 2002
Loss per share		
Basic & Diluted	(185.51p)	(12.22p)
- pre-goodwill amortisation	(180.05p)	(5.62p)
- pre-goodwill amortisation and exceptional items	(85.96p)	(1.08p)

Group Balance Sheet

At 30 September	2003 £m	2002 £m
Fixed assets		
Intangible assets – goodwill	277.8	490.4
Tangible assets	367.3	489.6
Joint venture undertakings		
Share of gross assets	84.6	70.8
Share of gross liabilities	(59.2)	(51.3)
Goodwill	11.7	22.2
	37.1	41.7
Investments in associated undertakings	13.7	30.1
Other investments	0.4	11.7
	51.2	83.5
Total fixed assets	**696.3**	**1,063.5**
Current assets		
Stocks	11.3	14.0
Debtors: amounts falling due within one year	431.9	556.0
Debtors: amounts falling due after one year	140.4	168.2
Cash and deposits	254.9	292.7
	838.5	1,030.9
Creditors: amounts falling due within one year	(1,230.6)	(1,165.4)
Net current liabilities	**(392.1)**	**(134.5)**
Total assets less current liabilities	**304.2**	**929.0**
Creditors: amounts falling due after one year		
Convertible debt	(221.6)	(219.9)
Other creditors	(650.9)	(228.8)
	(872.5)	(448.7)
Provisions for liabilities and charges	(104.3)	(93.6)
Net (liabilities)/assets	**(672.6)**	**386.7**
Capital and reserves		
Called up share capital	49.5	49.5
Share premium account	113.9	113.9
Capital redemption reserve	3.2	3.2
Other reserves	18.0	18.0
Profit and loss account	(858.6)	(8.1)
Equity shareholders' (deficit)/funds	**(674.0)**	**176.5**
Equity minority interests	1.4	0.7
Non-equity minority interests	-	209.5
	(672.6)	**386.7**

Group Cash Flow Statement

Year ended 30 September	2003 £m	2002 £m
Net cash (outflow)/inflow from operating activities	**(109.4)**	**9.9**
Dividends received from associated undertakings	**1.3**	**2.4**
Returns on investments and servicing of finance		
Interest received	25.4	41.2
Interest paid	(81.5)	(32.9)
Interest element of finance leases	(6.9)	(7.9)
Dividends paid on undated preference shares	(5.9)	(15.8)
Minority interests	(0.2)	(0.3)
Net cash outflow from returns on investments and servicing of finance	**(69.1)**	**(15.7)**
Tax (paid)/received	**(21.3)**	**0.6**
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(78.4)	(70.1)
Purchase of fixed asset investments	-	(1.8)
Sale of tangible fixed assets	29.9	30.1
Loans to joint venture undertaking repaid	-	18.7
Net cash outflow from capital expenditure and financial investment	**(48.5)**	**(23.1)**
Acquisitions and disposals		
Purchase of subsidiary undertakings	(1.4)	(8.5)
Acquisition expenses	-	(0.6)
Proceeds less cash at bank and in hand relating to disposal of subsidiaries	(0.8)	35.5
Investment in joint venture and associated undertakings	-	(0.1)
Net cash (outflow)/inflow from acquisitions and disposals	**(2.2)**	**26.3**
Equity dividends paid	**-**	**(46.8)**
Cash outflow before management of liquid resources and financing	**(249.2)**	**(46.4)**
Management of liquid resources		
Movement on term deposits	43.2	79.7
Net cash inflow from management of liquid resources	**43.2**	**79.7**
Financing		
Issue of shares	-	4.0
Repayment of undated preference shares	(1.0)	-
Redemption of Convertible Bonds due 2007	(8.4)	(45.0)
Loan facilities utilised/(repaid)	228.6	(14.3)
Capital element of finance lease rental payments	(28.0)	(18.8)
Net cash inflow/(outflow) from financing	**191.2**	**(74.1)**
Decrease in cash in the year	**(14.8)**	**(40.8)**

Group Statement of Total Recognised Gains and Losses

Year ended 30 September	2003 £m	2002 £m
Loss for the financial year	(913.2)	(60.1)
Currency differences on foreign currency net investments	10.3	(2.9)
Total recognised gains and losses relating to the year	**(902.9)**	**(63.0)**

Notes to the Accounts

1. Basis of Preparation

The accounts have been prepared using accounting policies stated in the Company's report and accounts for the year ended 30 September 2003. The results shown above do not constitute statutory accounts for the year ended 30 September 2003 and 30 September 2002 within the meaning of section 240 of the Companies Act 1985. The results in respect of the financial years ended 30 September 2003 and 30 September 2002 are an abridged version of the Company's consolidated statutory accounts which have been reported on without qualification, and without a statement under section 237(2) or (3) of the Companies Act 1985, by the auditors. The 2002 consolidated statutory accounts have been delivered to the Registrar of Companies.

Going concern

The Group's Directors have prepared projected cash flow information for the period ending 12 months from the date of approval of these accounts. This information assumes that bookings will continue at acceptable levels and at acceptable margins.

The Group is currently undergoing a significant restructuring of its UK operations, a process which is expected to generate cost savings through, inter-alia, the simplification and re-engineering of the Group's core processes and systems and the renegotiation of long term commitments. The projected cash flow information assumes that the restructuring plan referred to above will be implemented successfully.

The nature of the Group's business is such that there can be considerable unpredictable variation in the timing and margins of sales and the quantum and timing of cash flows from trading. However, on the basis of the projected cash flow information, which assumes continued careful management of working capital, and provided that the disposal of the Group's Auto Europe business is completed in the timetable currently envisaged, the directors consider that the Group will continue to operate within the facilities currently agreed.

Furthermore, the Group's UK tour operating businesses are required to operate under Air Travel Organisers' Licences, which were last renewed in September 2003, and its aircraft operating activities require licences. As a continuing requirement, the Group must satisfy the CAA that it is able to meet its obligations and the CAA may, if it is no longer satisfied in this respect, take action to suspend or revoke the Group's ATOL and operating licences. The dialogue with the CAA is ongoing. Whilst the Directors remain confident that the CAA will not withdraw the Group's licences, if they were to do so, the Group could not continue to operate.

Having taken into account the uncertainties referred to above the Directors consider that the cash flow projections are achievable and it is on that basis that the Directors consider it appropriate to prepare the Group's accounts on the going concern basis. The accounts do not include any adjustments which may be necessary if the Group was unable to continue to operate.

2. Segmental Information

		2003 £m	2002 £m
(a) Turnover			
UK			
continuing		2,340.5	2,473.4
Other Europe			
continuing	Northern Europe	886.4	914.6
discontinued	Germany	397.7	422.6
North America			
continuing		565.6	568.6
Group		**4,190.2**	**4,379.2**
Joint ventures			
continuing	Hotetur	27.0	27.2
	Other	8.1	6.9
Group and share of joint ventures		**4,225.3**	**4,413.3**

		Pre-goodwill and exceptional operating items		Post goodwill and exceptional operating items	
		2003 £m	2002 £m	2003 £m	2002 £m
(b) Operating (loss)/profit					
UK					
continuing		(325.4)	(24.1)	(480.9)	(58.2)
Other Europe					
continuing	Northern Europe	(4.0)	6.7	(37.0)	2.3
discontinued	Germany	(36.1)	(31.2)	(119.0)	(40.1)
North America					
continuing		(0.1)	21.1	(101.2)	3.9
		(365.6)	**(27.5)**	**(738.1)**	**(92.1)**

		Pre-goodwill and exceptional operating items		Post goodwill and exceptional operating items	
		2003 £m	2002 £m	2003 £m	2002 £m
(c) Income from interests in joint ventures and associates					
Joint ventures					
continuing	Hotetur	4.0	3.7	(6.5)	2.5
	Other	2.2	1.5	2.2	1.5
Associates					
continuing	Aqua Sol	1.1	1.8	(16.7)	1.2
	Other	-	0.1	-	0.1
		7.3	**7.1**	**(21.0)**	**5.3**

		2003 £m	2002 £m
(d) Exceptional operating items			
UK			
continuing		(150.0)	(28.1)
Other Europe			
continuing	Northern Europe	(32.2)	(3.3)
discontinued	Germany	(78.4)	(2.5)
North America			
continuing		(86.3)	-
		(346.9)	(33.9)
Joint ventures			
continuing	Hotetur	(9.5)	-
Associates			
continuing	Aqua Sol	(17.5)	-
		(373.9)	**(33.9)**

		2003 £m	2002 £m
(e) Goodwill amortisation			
UK			
continuing		(5.5)	(6.0)
Other Europe			
continuing	Northern Europe	(0.8)	(1.1)
discontinued	Germany	(4.5)	(6.4)
North America			
continuing		(14.8)	(17.2)
		(25.6)	(30.7)
Joint ventures			
continuing	Hotetur	(1.0)	(1.2)
Associates			
continuing	Aqua Sol	(0.3)	(0.6)
		(26.9)	**(32.5)**

		2003 £m	2002 £m
(f) Profit/(loss) on sale of subsidiary undertakings			
UK			
continuing		5.8	9.6
Other Europe			
discontinued	Germany	(81.4)	-
		(75.6)	**9.6**

On 17 December 2002 the Group disposed of its interest in Sunway Travel (Coaching) Limited, which traded as Leger Holidays, for a consideration of £21.9m resulting in a profit on disposal of £0.9m.

On 7 March 2003 the Group disposed of its interest in the London Travel Service and related UK brands of the Bridge Travel Group for a consideration of £2.0m. Goodwill previously written off to reserves on acquisition relating to this disposal amounted to £1.6m and the profit on disposal was £0.1m.

On 4 April 2003 the Group disposed of its investment in MyTravel Financial Services Limited for a consideration of £7.8m, resulting in a profit on disposal of £6.1m.

On 15 September 2003 the Group disposed of the business and assets of Lake Eve Development Limited which owned the Group's vacation ownership interests in the USA. The consideration received on disposal of the business was £12.8m ($20.5m). A further $1.5m is receivable subject to the purchaser obtaining certain planning consents and has not been recognised in these financial statements. This disposal resulted in a loss on disposal of £0.9m.

On 19 September 2003 the Group disposed of its businesses in Poland for a consideration of £0.1m (Pln 1.3m). No gain or loss on disposal arose on this transaction. The Group also incurred additional costs of £0.4m in relation to the completion of the disposal of its Eurosites camping business which was sold in September 2002.

On 30 September 2003 the Group disposed of its interests in Frosch Touristik GmbH and Frosch Touristik AG (FTi) for a nominal consideration. The loss on disposal of FTi was £81.4m and includes goodwill previously written off to reserves of £19.9m.

		2003 £m	2002 £m
(g) Profit/(loss) on sale of tangible fixed assets			
UK			
continuing		0.6	2.6
Other Europe			
continuing	Northern Europe	1.3	(2.0)
discontinued	Germany	-	(0.4)
	Other	(0.2)	-
		1.7	**0.2**

The tax effect of the profit on sale of tangible fixed assets was £0.5m (2002: £0.1m).

		2003 £m	2002 £m
(h) Losses on terminated operations			
UK		1.1	4.3
Other Europe	discontinued	1.3	-
		2.4	**4.3**

The losses on terminated operations in the UK represent the costs of exiting of the Group from its vacation ownership operations. During the year, the Group recorded £1.1m of losses (2002: £1.8m). In 2002, the Group provided £2.5m for losses on the related fixed assets.

During 2003 the Group incurred costs of £1.3m in relation to the closure of its Belgian tour operations which were closed in 2000. There was no material tax effect as a result of this.

		2003 £m	2002 £m
(i) Finance charges (net)			
UK			
continuing		(35.1)	31.0
Other Europe			
continuing	Northern Europe	3.2	4.1
discontinued	Germany	(7.7)	(8.2)
North America			
continuing		(12.3)	(17.1)
Group		**(51.9)**	**9.8**
Exceptional finance charges		**(22.5)**	**-**
Joint ventures			
continuing	Hotetur	(1.4)	(1.5)
	Other	0.3	0.4
Associates			
continuing	Aqua Sol	-	(0.2)
Joint ventures and associates		**(1.1)**	**(1.3)**
Total finance charges (net)		**(75.5)**	**8.5**

The exceptional finance charges relate to advisory fees incurred in the refinancing of the Group.

		Pre-goodwill and exceptional items		Post goodwill and exceptional items	
		2003 £m	2002 £m	2003 £m	2002 £m
(j) (Loss)/profit on ordinary activities before tax					
UK					
continuing		(360.5)	6.9	(533.2)	(19.3)
Other Europe					
continuing	Northern Europe	(0.8)	10.8	(32.5)	4.4
discontinued	Germany	(43.8)	(39.4)	(208.1)	(48.7)
discontinued	Other	-	-	(1.5)	-
North America					
continuing		(12.4)	4.0	(113.5)	(13.2)
Joint ventures					
continuing	Hotetur	2.6	2.2	(7.9)	1.0
	Other	2.5	1.9	2.5	1.9
Associates					
continuing	Aqua Sol	1.1	1.6	(16.7)	1.0
	Other	-	0.1	-	0.1
		(411.3)	**(11.9)**	**(910.9)**	**(72.8)**

		2003 £m	2002 £m
(k) Total exceptional items			
UK			
continuing		(167.2)	(20.2)
Other Europe			
continuing	Northern Europe	(30.9)	(5.3)
discontinued	Germany	(159.8)	(2.9)
discontinued	Other	(1.5)	-
North America			
continuing		(86.3)	-
Joint ventures			
continuing	Hotetur	(9.5)	-
Associates			
continuing	Aqua Sol	(17.5)	-
		(472.7)	**(28.4)**

	2003 £m	2002 £m
(l) Net (liabilities)/assets		
UK	(711.8)	57.0
Other Europe	2.8	210.0
North America	36.4	119.7
	(672.6)	**386.7**

3. Exceptional operating items

			2003 £m	2002 £m
UK				
continuing		(i) directors' settlements	4.5	-
		(ii) advisory fees	10.1	-
		(iii) balance sheet review	135.4	-
		(iv) accounting errors	-	26.0
		impairment of own shares	-	2.1
Other Europe				
continuing	Northern Europe	(iii) balance sheet review	32.2	-
		(v) reorganisation costs	-	3.3
discontinued	Germany	(iii) balance sheet review	78.4	-
		(v) reorganisation costs	-	2.5
North America				
continuing		(iii) balance sheet review	86.3	-
Joint ventures				
continuing	Hotetur	(iii) balance sheet review	9.5	-
Associates				
continuing	Aqua Sol	(iii) balance sheet review	17.5	-
			373.9	**33.9**

(i) Directors' settlements represent the costs of terminating the contracts of certain former directors.

(ii) Advisory fees represent the costs incurred in the year in restructuring the Group.

(iii) The balance sheet review charges which total £359.3m represent the result of a review of the carrying value of goodwill and certain other assets resulting from the Group's Strategic Review and are analysed further below.

(iv) The accounting errors in 2002 represent the cumulative effect over several years of a number of accounting errors, comprising misallocations of costs between seasons and years and differences on intercompany accounts.

(v) The costs in 2002 relate to the reorganisation of the Group's business in Germany and Northern Europe.

The tax effect of these exceptional items was £10.0m (2002: £8.6m).

Exceptional operating items arising from balance sheet review

	2003 £m
Impairment of goodwill	177.6
Impairment of investment in Associated undertaking	6.1
Impairment of other investments	10.0
Impairment of tangible assets	106.2
Provision against debtors	27.8
Provision for onerous leases	25.0
Provision for future obligations	6.6
Total	**359.3**

4. Tax on loss on ordinary activities

		2003 £m	2002 £m
Analysis of credit in the period			
Current tax			
The current tax charge/(credit) is based on the loss for the year and is made up as follows:			
UK	corporation tax at 30% (2002: 30%)	-	(16.7)
	adjustments in respect of previous periods	30.1	3.2
		30.1	(13.5)
Overseas	corporation tax	17.3	8.3
	adjustments in respect of previous periods	0.2	(23.2)
		17.5	(14.9)
	tax on share of profits of joint ventures and associates	0.6	0.2
Total current tax		**48.2**	**(28.2)**
Deferred tax			
	origination and reversal of timing differences	(8.2)	5.6
	adjustments in respect of previous periods	(42.8)	(6.9)
Total deferred tax		**(51.0)**	**(1.3)**
Tax on loss on ordinary activities		**(2.8)**	**(29.5)**

5. Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. Due to losses made, there is no difference between basic and diluted loss per share.

Supplementary loss per share figures are presented. These exclude the effects of the amortisation of goodwill and also the effects of the exceptional items and are presented to allow comparison to the prior year on a like-for-like basis.

	2003	2003	2002	2002
Weighted average number of shares (millions) *		492.2		492.1
	Loss†	Per share amount	Loss†	Per share amount
	£m	p	£m	p
Basic & diluted loss per share	(913.2)	(185.51)	(60.1)	(12.22)
Effect of goodwill amortisation	26.9	5.46	32.5	6.60
Basic & diluted loss per share pre-goodwill amortisation	(886.3)	(180.05)	(27.6)	(5.62)
Exceptional items (including tax effect of £9.5m; 2002: £6.1m)	463.2	94.09	22.3	4.54
Basic & diluted loss per share pre-goodwill amortisation and exceptional items	(423.1)	(85.96)	(5.3)	(1.08)

* The number of shares has been reduced by 2.7m being the weighted average number of shares held by the employee share ownership trusts (2002: 1.8m).

† Loss attributable to ordinary shareholders

6. Dividends

The Board is recommending that no final dividend is paid. As a result, the total dividend for the year will be nil p (2002: 2.00p).

7. Reconciliation of operating loss to operating cash flows

	2003 £m	2002 £m
Operating loss	(738.1)	(92.1)
Depreciation charges	92.3	74.6
Goodwill amortisation	25.6	30.7
Impairment of goodwill	156.7	-
Impairment of fixed assets	106.2	-
Provision against fixed asset investments	11.0	3.0
Increase in stocks	(0.2)	(0.5)
Decrease in debtors	99.2	10.9
Increase in creditors	106.9	9.3
Increase/(decrease) in provisions	38.7	(12.0)
Cash impact of the termination of operations	(3.0)	(1.8)
Cash impact of fundamental reorganisation	(4.7)	(12.2)
Net cash (outflow)/inflow from operating activities	**(109.4)**	**9.9**

8. Reconciliation of net cash flow to movement in net debt

	2003 £m	2002 £m
Decrease in cash in the year	(14.8)	(40.8)
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	(191.2)	78.1
Cash inflow from decrease in liquid resources	(43.2)	(79.7)
Changes in net debt resulting from cash flows	(249.2)	(42.4)
Transfer of Convertible Bonds due 2007 redeemed 30 September 2002, settled 3 October 2002	(8.4)	8.4
7.51% cumulative undated preference shares reclassified from minority interests	(208.3)	-
Issue costs of undated preference shares	(1.7)	-
Issue costs of Convertible Bonds due 2007	(1.7)	(2.0)
Capitalisation of finance leases	(27.3)	(122.4)
Exchange differences	19.2	48.5
Movement in net debt in the year	(477.4)	(109.9)
Net debt brought forward	(129.9)	(20.0)
Net debt carried forward	**(607.3)**	**(129.9)**

9. Reclassification of non-equity minority interests

During the year, certain modifications have been made to the rights of the non-equity preference shares. The effect of these changes is to align the preference shares more closely with debt. In accordance with FRS 4 'Capital Instruments', the non-equity Minority Interest Preference Shares have therefore been reclassified as debt due after more than one year, with effect from the date that the modifications were introduced.

10. Annual General Meeting

The Annual General Meeting will be held in March 2004. Further details will be circulated with the notice of the Annual General Meeting.